UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 000-30698

SINA Corporation

(Registrant’s Name)

37F, Jin Mao Tower

88 Century Boulevard, Pudong
Shanghai 200121, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in this Report of Foreign Private Issuer on Form 6-K is furnished herewith and is incorporated by reference into each of the following Registration Statements of the registrant: Form F-3 (File No.333-163990) and Form S-8 (No. 333-36246, No. 333-47720, No. 333-107359, No.333-129460 and No. 333-144890).

Signatures
Press Release regarding Results of Operations and Financial Condition for the First Quarter Ended March 31, 2012, issued by SINA Corporation on May 15, 2012

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION
(Registrant)

Date: May 17, 2012	By:	/s/Herman Yu
Herman Yu
Chief Financial Officer

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